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EXHIBIT 12

CASCADE NATURAL GAS CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDEND REQUIREMENTS

	Twelve Months Ended
	31-Mar-02	30-Sep-01	30-Sep-00	30-Sep-99	30-Sep-98	30-Sep-97
	(dollars in thousands)
Fixed charges, as defined:
Interest expense	$11,193	10,509	10,936	10,486	10,132	9,436
Amortization of debt issuance expense	626	607	607	603	605	612

Total fixed charges	$11,819	11,116	11,543	11,089	10,737	10,048

Earnings, as defined:
Net income	$15,577	17,236	15,374	14,053	9,544	10,627
Add (deduct):
Income taxes	8,325	9,278	9,051	8,075	5,694	6,263
Fixed charges	11,819	11,116	11,543	11,089	10,737	10,048

Total earnings	$35,721	37,630	35,968	33,217	25,975	26,938

Ratio of earnings to fixed charges	3.02	3.39	3.12	3.00	2.42	2.68

Fixed charges and preferred dividend requirements:
Fixed charges	$11,819	11,116	11,543	11,089	10,737	10,048
Preferred dividend requirements	—	—	6	756	778	811

Total	$11,819	11,116	11,549	11,845	11,515	10,859

Ratio of earnings to fixed charges and preferred dividend requirements	3.02	3.39	3.12	2.80	2.26	2.48

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  EXHIBIT 12
CASCADE NATURAL GAS CORPORATION AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENTS